UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                    April 9,
2020




 Carissa L. Rodeheaver
 Chairman of the Board, President and CEO
 First United Corporation
 19 S Second Street
 Oakland, MD 21550

         Re:     First United Corporation
                 PRER14A filed by First United Corporation
                 Filed April 9, 2020
                 File No. 000-14237

 Dear Ms. Rodeheaver:

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

 Amendment No. 3 to Preliminary Proxy Statement filed under cover of Schedule
14A

 General

 1. We have reviewed the response, including revised disclosures, provided in reply to the first comment of our correspondence dated April 7, 2020. Notwithstanding the inference that already exists, please balance the disclosure by acknowledging the possibility that the
    Maryland Commissioner may not have made a determination by the time the registrant holds its annual meeting and the effect the absence of such a decision would have on Driver's voting eligibility and nominations if made. In addition, please delete the reference to "as of the date of those acquisitions" when describing the potential consequence of a decision by the Maryland Commissioner that a violation occurred given the absence of such cited language within the operative code provision identified by the registrant. Carissa L. Rodeheaver
April 9, 2020
Page 2

2. We have reviewed the response dated April 9, 2020 provided in reply to the second comment of our correspondence dated April 7, 2020 that acknowledged the registrant was not relying upon an opinion of counsel to reach its interpretation of Article II,
Section 4 of its bylaws.
   The registrant is reminded of the fact that to the extent a proxy statement has been filed with the Commission or examined by its staff, such filing or examination shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any such statement. See Rule 14a-9(b). Please file the registrant's correspondence dated April 9,
   2020, and any prepared in reply to this letter, on EDGAR. See Rule 101 of Regulation S-T.

                                         *      *       *

       No objection will be made if the changes requested by the first comment in this letter are made in a definitive proxy statement. Please ensure that any changes are marked as required by
Rule 14a-6(h) of Regulation 14A.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions

cc: Lawrence S. Elbaum, Esq.